January 30, 2025

Ka Chun Lam
Chief Executive Officer
MasterBeef Group
Unit 1509-10, Tower 1, Ever Gain Plaza
88 Container Port Road
Kwai Chung, New Territories, Hong Kong

       Re: MasterBeef Group
           Amendment No. 3 to Registration Statement on Form F-1
           Filed January 22, 2025
           File No. 333-283142
Dear Ka Chun Lam:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 19, 2024 letter.

Amendment No. 3 to Registration Statement on Form F-1 Filed January 22, 2025 General

1. We note your filing includes audited financial statements that are older than 12 months. Since it appears this represents an IPO for your common shares, please update your financial statements pursuant to Item 8.A.4 of Form 20-F, or provide the appropriate representations in an exhibit. Refer to Instruction 2 to
Item 8.A.4.
 January 30, 2025
Page 2

       Please contact Stephen Kim at 202-551-3291 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Mara Ransom at 202-551-3264 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:   David Stefanski